Exhibit 1

FOR IMMEDIATE RELEASE

Cimatron Reports Net profit of $0.4M on a Non-GAAP

Basis in the Second Quarter of 2010

•	$3.9 million positive cash flow from operating activities in the first half of 2010, a 19% year-over-year increase

•	Operating results in the first six months of 2010 improved by $1.1M year-over-year

Givat Shmuel, Israel, – August 10th, 2010– Cimatron Limited (NASDAQ: CIMT) ("Cimatron" or the "Company"), a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, today announced financial results for the second quarter of 2010.

The following provides details on Cimatron’s GAAP and non-GAAP results for the second quarter and first six months of 2010:

GAAP:

Revenues for the second quarter of 2010 were $8.4 million, compared to $8.1 million recorded in the second quarter of 2009. For the first six months of 2010, revenues were $16.3 million, compared to $16.0 million in the same period of 2009.

Gross Income for the second quarter of 2010 was $6.8 million as compared to $6.6 million in the same period in 2009. Gross margin in the second quarter of 2010 was 81% of revenues, same as in the second quarter of 2009. For the first six months of 2010, gross income was $13.5 million, compared to $12.9 million in the same period of 2009. Gross margin for the six months ended on June 30th, 2010 was 83% compared to a gross margin of 81% in the first six months of 2009.

Operating profit in the second quarter of 2010 was $350 thousand, compared to an operating loss of $(317) thousand in the second quarter of 2009. In the first six months of 2010, Cimatron recorded an operating profit of $247 thousand, compared to an operating loss of $(829) thousand in the first six months of 2009.

Net Profit for the second quarter of 2010 was $278 thousand, or $0.03 per diluted share, compared to a net loss of $(83) thousand, or $(0.01) per diluted share recorded in the same quarter of 2009.  In the first six months of 2010 net profit was $178 thousand, or $0.02 per diluted share, compared to a net loss of $(646) thousand, or $(0.07) per diluted share, in the first six months of 2009.

Non-GAAP:

Revenues for the second quarter of 2010 were $8.4 million, compared to $8.1 million recorded in the second quarter of 2009. For the first six months of 2010, revenues were $16.3 million, compared to $16.0 million in the same period of 2009.

Gross Income for the second quarter of 2010 was $7.0 million as compared to $6.7 million in the same period in 2009. Gross margin in the second quarter of 2010 was 83% of revenues, same as in the second quarter of 2009. In the first six months of 2010, gross income was $13.8 million, compared to $13.2 million in the first six months of 2009. Gross margin for the six months ended on June 30th, 2010 was 84%, compared to 83% in the first six months of 2009.

Operating Profit in the second quarter of 2010 was $596 thousand, compared to an operating loss of $(70) thousand in the second quarter of 2009.   In the first six months of 2010, Cimatron reports an operating profit of $739 thousand, compared to operating loss of $(335) thousand in the first six months of 2009.

Net profit for the second quarter of 2010 was $433 thousand, or $0.05 per diluted share, compared to a net profit of $73 thousand, or $0.01 per diluted share recorded in the same quarter of 2009.   In the first six months of 2010, net profit was $488 thousand, or $0.05 per diluted share, compared to a net loss of $(332) thousand, or $(0.04) per diluted share, in the first six months of 2009.

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, said “We are very pleased with the second quarter results. The market trends from the first quarter continue and even intensify to some extent. We see improvement over last year and over the first quarter of 2010, in spite of less favorable currency exchange rates. Market conditions in most key territories seem to be improving, although the short-term economic outlook is still unclear. The budget control measures that we took during 2009 now translate directly to our bottom line, as we expected. We remain committed to investing and promoting our two product lines, CimatronE and GibbsCAM, and keep looking for additional M&A opportunities”, concluded Mr. Haran.

Conference Call

Cimatron's management will host a conference call tomorrow, August 11th, 2010 at 9:00 EST, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-888-668-9141

International: +972-3-9180610

Israel: 03-9180610

For those unable to listen to the live call, a replay of the call will be available from the day after the call at the investor relations section of Cimatron's website, at: www.cimatron.com

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income included herein. Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP results. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With over 25 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers, as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrodes design, 2.5 to 5 axes milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. For more information, please visit the company web site at:  http://www.cimatron.com.

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the Company’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties that relate to the Company’s business, refer to the Company’s filings with the Securities and Exchange Commission. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer
Cimatron Ltd.
Tel.; 972-3-531-2121
E-mail: ilane@cimatron.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Total revenue	8,399	8,123	16,316	15,966

Total cost of revenue	1,572	1,539	2,823	3,047

Gross profit	6,827	6,584	13,493	12,919

Research and development expenses, net	1,344	1,477	2,829	2,892

Selling, general and administrative expenses	5,133	5,424	10,417	10,856

Operating income (loss)	350	(317)	247	(829)

Financial income (expenses), net	(130)	132	(182)	(9)

Taxes on income	63	85	120	166

Other	(9)	-	(8)	3

Net income (loss)	274	(100)	177	(669)

Less: Net loss attributable to the noncontrolling interest	4	17	1	23

Net income (loss) attributable to Cimatron's shareholders	$278	$(83)	$178	$(646)

Net income (loss) per share - basic and diluted	$0.03	$(0.01)	$0.02	$(0.07)

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,048	9,181	9,041	9,202

Diluted EPS (in thousands)	9,048	9,181	9,041	9,202

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended						Six months ended
	June 30,						June 30,
	2010			2009			2010			2009
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue	8,399	-	8,399	8,123	-	8,123	16,316	-	16,316	15,966	-	15,966

Total cost of revenue (1)	1,572	(147)	1,425	1,539	(147)	1,392	2,823	(294)	2,529	3,047	(294)	2,753

Gross profit	6,827	147	6,974	6,584	147	6,731	13,493	294	13,787	12,919	294	13,213

Research and development expenses, net	1,344	-	1,344	1,477	-	1,477	2,829	-	2,829	2,892	-	2,892

Selling, general and administrative expenses (1)	5,133	(99)	5,034	5,424	(100)	5,324	10,417	(198)	10,219	10,856	(200)	10,656

Operating income (loss)	350	246	596	(317)	247	(70)	247	492	739	(829)	494	(335)

Financial income (expenses), net	(130)	-	(130)	132	-	132	(182)	-	(182)	(9)	-	(9)

Taxes on income (2)	63	(91)	(28)	85	(91)	(6)	120	(182)	(62)	166	(180)	(14)

Other	(9)	-	(9)	-	-	-	(8)	-	(8)	3	-	3

Net income (loss)	274	155	429	(100)	156	56	177	310	487	(669)	314	(355)

Less: Net loss attributable to the noncontrolling interest	4	-	4	17	-	17	1	-	1	23	-	23

Net income (loss) attributable to Cimatron's shareholders	$278	$155	$433	$(83)	$156	$73	$178	$310	$488	$(646)	$314	$(332)

Net income (loss) per share - basic and diluted	$0.03		$0.05	$(0.01)		$0.01	$0.02		$0.05	$(0.07)		$(0.04)

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,048		9,048	9,181		9,181	9,041		9,041	9,202		9,202

Diluted EPS (in thousands)	9,048		9,048	9,181		9,181	9,041		9,041	9,202		9,202

(1) Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.
(2) Non-GAAP adjustment to exclude the effect of deferred taxes.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	June 30,	December 31,
	2010	2009

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$9,229	$6,684
Trade receivables	5,375	5,422
Other current assets	3,085	3,308
Total current assets	17,689	15,414

Deposits with insurance companies and severance pay fund	2,903	2,935

Net property and equipment	805	1,046

Total other assets	12,663	13,285

Total assets	$34,060	$32,680

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$82	$456
Trade payables	1,484	1,064
Accrued expenses and other liabilities	6,715	6,991
Deferred revenues	5,450	2,397
Total current liabilities	13,731	10,908

LONG-TERM LIABILITIES:
Accrued severance pay	3,970	4,104
Long-term loan	132	204
Deferred tax liability	1,184	1,365
Total long-term liabilities	5,286	5,673

Total shareholders’ equity	15,043	16,099
Total liabilities and shareholders’ equity	$34,060	$32,680

CIMATRON LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)

	Noncontrolling Interest	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders’ equity
Balance at December 31, 2009	$(48)	$304	$18,204	$75	$(1,894)	$(542)		$16,099
Changes during the six months ended June 30, 2010:
Net income (loss)	(1)				178		177	177
Exercise of share options		-	11					11
Unrealized loss on derivative instruments				(292)			(292)	(292)
Other				(109)			(109)	(109)
Stock option compensation			29					29
Investment in treasury stock						(200)		(200)
Foreign currency translation adjustment				(672)			(672)	(672)
Total comprehensive loss							(896)
Balance at June 30, 2010	$(49)	$304	$18,244	$(998)	$(1,716)	$(742)		$15,043

CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	Six months ended
	June 30,
	2010	2009

Cash flows from operating activities:
Net income (loss)	$177	$(669)

Adjustments to reconcile net loss
to net cash provided by operating activities:
Depreciation and amortization	777	832
Increase (decrease) in accrued severance pay	(81)	62
Stock option compensation	29	36
Deferred taxes, net	(127)	(165)

Changes in assets and liabilities:
Decrease (increase) in accounts receivable and prepaid expenses	(391)	953
Decrease (increase) in inventory	1	(148)
Decrease (increase) in deposits with insurance companies and severance pay fund	32	(125)
Increase in trade payables, accrued expenses and other liabilities	3,513	2,534
Net cash provided by operating activities	3,930	3,310

Cash flows from investing activities:
Purchase of property and equipment	(55)	(166)
Net cash used in investing activities	(55)	(166)

Cash flows from financing activities:
Short-term bank credit	(358)	(39)
Long-term bank credit	(61)	(101)
Proceeds from issuance of shares upon exercise of options	11	-
Investment in treasury stock	(200)	(95)
Net cash used in financing activities	(608)	(235)

Net increase in cash and cash equivalents	3,267	2,909
Effect of exchange rate changes on cash	(722)	(41)
Cash and cash equivalents at beginning of period	6,684	5,727
Cash and cash equivalents at end of period	$9,229	$8,595

Appendix A - Non-cash transactions
Purchase of property on credit	$17	$5